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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47390

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ANZ Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

277 Park Avenue, 31st Floor
(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Karpukhin	212-801-9877	ANZ.America.RegReporting@anz.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Karpukhin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANZ Securities, Inc., as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial and Operations Principal

[signature]
Notary Public

ANDREA LOWENTHAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LO6317030
Qualified In New York County
My Commission Expires 9/10/23

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: Independent Public Accountant Report on Applying Agreed Upon Procedures (Form SIPC-7)

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ANZ Securities, Inc.:

We have reviewed management's statements, included in the accompanying ANZ Securities, Inc.'s Exemption Report (the Exemption Report), in which ANZ Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended September 30, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k): (2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

November 19, 2021

ANZ Securities, Inc.

277 Park Avenue, New York, New York 10172-0003
Phone (212) 801 - 9160 | Fax (212) 801 - 9163

ANZ Securities, Inc.'s Exemption Report

ANZ Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year ended September 30, 2021 without exception.

3. The Company is also filing this Exemption Report pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2021 without exception.

ANZ Securities, Inc.

I, Alexander Karpukhin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Alexander Karpukhin
Financial and Operations Principal

November 19, 2021

ANZ SECURITIES, INC.

(An Indirect Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement Financial Condition

September 30, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
ANZ Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company) as of September 30, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

November 19, 2021

ANZ SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2021

	Note		
Assets			
Cash and cash equivalents	2(d), 3, 9	$	3,210,258
Securities owned, at fair value	2(e), 4		26,996,498
Fails to deliver	1, 9		17,567,882
Receivable from brokers, dealers and clearing organizations			100,000
Private placement and underwriting fees receivable	9		2,285,913
Current taxes receivable	2(f), 8		-
Deferred tax assets	2(f), 8		120,202
Other assets			42,801
Total assets			50,323,554
Liabilities and Stockholder's Equity			
Liabilities:			
Fails to receive	1, 9		17,567,882
Current tax liabilities	2(i), 8		545,796
Accounts payable and accrued expenses	2(i), 8, 9		758,413
Total liabilities			18,872,091
Commitments and contingent liabilities	6		
Subordinated borrowings with Parent	5, 9		-
Stockholder's equity:			
Common stock - authorized, issued, and outstanding, 200 shares with no par value			-
Additional paid-in capital			548,487
Retained earnings			30,902,976
Total stockholder's equity			31,451,463
Total liabilities and stockholder's equity		$	50,323,554

See accompanying notes to statement of financial condition.

(1) Organization

Prior to August 12, 2021, ANZ Securities, Inc. (the Company) was a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, was a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, was ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent). On August 12, 2021, the ownership of the Company was transferred from Minerva Holdings Limited to ANZ Funds Pty Limited (the Parent), as part of a group wide reorganization to simplifying the organizational structure.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC).

The Company participates in the underwriting of fixed income securities as a Selling Group Member, Manager, or Co-Manager. The Company is a placement agent in the Regulation D private placement of securities on a "best-efforts" basis. Clearing and settlement services in relation to underwriting activities are rendered by an independent firm, Pershing LLC, under a fully disclosed clearing agreement.

Further, the Company is a dealer in Australian, New Zealand, and Asian fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. The Ultimate Parent performs execution, clearing, and settlement services for the transactions where the Company acts as its agent.

Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). Securities transactions which do not settle by their contractual settlement date are recorded on the statement of financial condition as a Fails to deliver or a Fails to receive until the securities are delivered or received at their contractual amounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared under U.S. generally accepted accounting principles (GAAP). In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting and other costs are incurred in common for ANZ Banking Group Limited and its affiliates. The Company is allocated a share of these costs, proportionately based on established methodologies for each type of expense. Conversely, the Company provides services to affiliates, the costs for which are reimbursed from such affiliates under established methodologies. The income and costs associated with the aforementioned charges are accounted for on an accrual basis and reported on a gross basis on the consolidated statement of operations as revenue from Management fee income from the Ultimate Parent and expenses for Management and head office charges, respectively. Due to the level of interaction with affiliates, the Company's results from operations may not necessarily be indicative of results that would have existed had the Company operated on standalone basis.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are allocated pursuant to a services agreement from the Ultimate Parent's New York branch. The related expense is recognized as incurred, as part of occupancy and equipment expenses.

(d) Cash and Cash Equivalents

The Company considers investments in and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash is held on deposit in demand accounts.

(e) Securities owned

The securities portfolio held by the Company comprises only US Treasury Bills ("T-Bills"). Those bills are short-term U.S. government debt obligations with a maturity of one year or less, sold at a discount from the face value of the bill.

Securities owned are recorded at fair value, on a trade date basis. T-Bills are actively traded in the marketplace, and the reported fair values are determined based on quoted market prices with no adjustments. This represents so called Level 1 of the Fair Value Hierarchy under Account Standards Codification (ASC) Topic 820, Fair Value Measurement.

(f) Income Taxes

The Company accounts for income taxes in accordance with Account Standards Codification (ASC) Topic 740, Income Taxes. The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets, unless it is more likely than not that such assets will be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Loss contingencies

The accrual amounts for legal contingencies are estimated in accordance with the probability of occurrence and reasonably estimable criteria of ASC Subtopic 450-20, *Loss Contingencies*.

(h) Deferred compensation

Under the existing incentive arrangements, mandatory deferral into shares applies to incentive amounts above a specified threshold, vesting progressively over a predetermined period, usually up to 3 years.

Compensation expense is based on the fair value of the award measured at grant date, and is expensed on a straight line basis over the relevant vesting period. These amounts are cash settled with the Ultimate Parent.

(i) Fair value of financial instruments

All of the Company's financial instruments are carried at fair value or amounts that are approximate fair value given their short term nature. Asset and liabilities recorded at contractual amounts that approximate fair value include Fails to deliver and Fails to receive, Receivable from brokers, dealers and clearing organizations, Private placements and underwriting fees receivables, Other assets.

(3) Cash and Cash Equivalents

Cash and cash equivalents includes balances with banks. This includes a balance with the New York branch of Australia and New Zealand Banking Group Limited (the Ultimate Parent). Refer to note 9 for related party transactions.

(4) Securities Owned

The securities portfolio held by the Company comprises a rolling portfolio of US Treasury Bills ("T-Bills"), which is a short-term U.S. government debt obligation with a maturity of one year or less. Accordingly, this portfolio is considered to carry minimal credit risk and does not give rise to a significant market risk or liquidity risk.

The portfolio held as of September 30, 2021 was as follows:

Fair value	$	26,996,498
Amortized cost		26,994,068
Face value		27,000,000
Weighted average maturity		3.6 months

(5) Subordinated Borrowings

The Company has a Revolving Credit Facility (RCF) provided by the Ultimate Parent whereby the Ultimate Parent irrevocably agrees that the obligations of the Company, with respect to the payment of principal and interest, shall be subordinate to all claims of all other present and future creditors of the Company. This RCF, executed on November 7, 2018, has a principal amount of $100 million and a scheduled maturity date of November 6, 2022. This facility automatically extends for another year, if the Lender does not call it off at least 7 months prior to the date of the credit repayment only period. On April 5, 2021 a rate amendment was executed to three month USD London Interbank Offered Rate (LIBOR) plus 65 basis points payable on the outstanding advances, with commitment fee payable on the undrawn balance.

Under the terms of the RCF, the Company may draw on the facility and/or repay outstanding advances in aggregate amounts of $10 million or multiples thereof until November 7, 2022. Thereafter, in the remaining year, the Company is not able to make incremental drawings, and must repay any outstanding amounts by the maturity date.

The Company received approval from FINRA that the current RCF meets FINRA's requirements for a satisfactory subordination agreement. It is accordingly treated as part of capital in the computation of net capital under SEC Rule 15c3-1.

There was one drawdown, which was subsequently repaid, during the period.

(6) Commitments and Contingent Liabilities

As of September 30, 2021, the Company was not involved in any significant pending court proceedings or regulatory actions.

(7) Employee Benefits

The Company participates in the Australia and New Zealand Bank Retirement Savings Plan, which is a defined contribution plan sponsored by the Ultimate Parent's New York branch. The plan is qualified under Section 401(k) of the Internal Revenue Code and covers all employees of the Company. Under the plan, employees are permitted to contribute up to 50% of compensation on a pre-tax basis and an additional 6% after tax, limited to maximum annual contribution amounts as set by the Internal Revenue Code. The Company makes matching contributions of up to 6% of employees' salaries limited to the maximum amount as set by the Internal Revenue Code.

(8) Income Taxes

In the current fiscal year, the Company's statutory tax rate was 26%, inclusive of the Federal tax rate of 21% and certain State and City income taxes, as applicable. New York State and New York City are where the Company is domiciled and principally where the Company is subject to state and local income taxes. In addition, tax liabilities arise in other States and primarily relates to sourcing of revenue. The Company's effective tax rate for the tax year ended September 30, 2021 is 21%. This is differing from the applicable statutory tax rate as stated above primarily as a result of a reduction to the reserve for uncertain tax positions, initially recorded during fiscal year ended 2019, noted immediately below.

The Company's tax returns for fiscal years ended September 30, 2016 to 2020 are generally open to examinations. During fiscal year ended 2021, both New York State and New York City continued their respective examinations, spanning fiscal years 2016 to 2018, of the Ultimate Parent's combined tax returns. The Company is a member of the aforementioned combined tax return reporting. At this stage of examinations, which as noted is ongoing, neither New York State or New York City have raised issues that requires further consideration by the Company.

The Company continuously assesses its state and city tax liabilities taking into account ongoing developments pertaining to legislation changes as well as jurisprudence that potentially affects all industries. As of September 30, 2021, it has estimated that a reserve of $241,968 (net of federal benefit recorded as a deferred tax asset) is reasonable to cover potential challenges to the Company's tax positions.

As of September 30, 2021, the Company recognized a deferred tax asset of $55,822 related to employee compensation. Management has determined that the realization of the recognized deferred tax assets is more likely than not, based on taxable temporary differences and anticipated future taxable.

(9) Related Party Transactions

In the normal course of business, the Company conducts transactions with its Parent, the Ultimate Parent and other related parties. No outstanding amounts as of September 30, 2021 have been written down or recorded as allowances, as they are considered fully collectible.

(Continued)

The following is a summary of amounts reflected in the financial statements that are a result of transactions with affiliated companies as of and for the year ended September 30, 2021:

	Note		**Ultimate Parent**	**Other members of ANZ Group**
Statement of financial condition, asset/(liability):				
Cash and cash equivalents	3	$	564,101	–
Other Assets			26,979	–
Fails to deliver	1		14,195,475	–
Accounts payable and accrued expenses	2(f), 8		(317,347)	–
Fails to receive	1		(3,372,407)	–

(10) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2021, the Company had net capital of $28,648,616 which was $28,398,616 in excess of its required net capital of $250,000, and as such, is in compliance with the required net capital in accordance with SEC Rule 15c3-1.

(11) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 19, 2021. None were identified for inclusion in this report.